                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT No. 2)*

                           JUPITER MEDIA METRIX, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    33388751
                                 (CUSIP Number)

          Jason L. Gray, Esq.                            James A. Ross
           NetRatings, Inc.                                VNU, Inc.
     890 Hillview Court, Suite 300                        770 Broadway
      Milpitas, California 95035                    New York, New York 10003
            (408) 957-0699                               (646) 654-5000

                                 with copies to:

          Henry Lesser, Esq.                         Emanuel Cherney, Esq.
   Gray Cary Ware & Freidenreich LLP                    Kaye Scholer LLP
         400 Hamilton Avenue,                           425 Park Avenue
      Palo Alto, California 94301                   New York, New York 10022
            (650) 833-2000                               (212) 836-8000

          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2002
             (Date of Event Which Requires Filing of This Statement)
             ------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: NetRatings, Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 77-0461990
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             None
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH               None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON/1/
      None
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

/1/. NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Media Metrix"). The Stockholders Agreement was previously described in the statement on
      Schedule 13D originally filed with the Securities and Exchange Commission by NetRatings, Sub, Nielsen Media Research, Inc. ("NMR"), ACNielsen Corporation ("ACNielsen") and VNU N.V. ("VNU") on November 5, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 13, 2001. Under the Stockholders Agreement, the signatory stockholders had, among other things, (1) agreed to vote their shares of Media Metrix common stock ("Media Metrix Common Stock") in favor of the merger of Sub with and into Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001, as amended (the "Merger Agreement"), by and among NetRatings, Media Metrix and Sub (collectively the "Parties"), and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Media Metrix Common Stock in favor of the Merger and against any such competing transactions. NetRatings did not have any rights as a stockholder of Media Metrix pursuant to the Stockholders Agreement. On February 18, 2002, the Parties entered into a Mutual Termination Agreement and Release (the "Termination Agreement"), which terminated the Merger Agreement among the Parties, and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a consequence of the termination of the Stockholders Agreement, NetRatings, Sub, NMR, ACN and VNU cease to be Reporting Persons.

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Sonoma Acquisition Corp., LLC
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             None
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH               None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON/1/
      None
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

/1/. NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma
     Acquisition Corp., LLC ("Sub") entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Media Metrix"). The Stockholders Agreement was previously described in the statement on
     Schedule 13D originally filed with the Securities and Exchange Commission by NetRatings, Sub, Nielsen Media Research, Inc. ("NMR"), ACNielsen Corporation ("ACNielsen") and VNU N.V. ("VNU") on November 5, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 13, 2001. Under the Stockholders Agreement, the signatory stockholders had, among other things, (1) agreed to vote their shares of Media Metrix common stock ("Media Metrix Common Stock") in favor of the merger of Sub with and into Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001, as amended (the "Merger Agreement"), by and among NetRatings, Media Metrix and Sub (collectively the "Parties"), and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Media Metrix Common Stock in favor of the Merger and against any such competing transactions. NetRatings did not have any rights as a stockholder of Media Metrix pursuant to the Stockholders Agreement. On February 18, 2002, the Parties entered into a Mutual Termination Agreement and Release (the "Termination Agreement"), which terminated the Merger Agreement among the Parties, and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a consequence of the termination of the Stockholders Agreement, NetRatings, Sub, NMR, ACN and VNU cease to be Reporting Persons.

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Nielsen Media Research, Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1450569
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             None
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH               None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON/1/
      None
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

/1/ NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Media Metrix"). The Stockholders Agreement was previously described in the statement on
     Schedule 13D originally filed with the Securities and Exchange Commission by NetRatings, Sub, Nielsen Media Research, Inc. ("NMR"), ACNielsen Corporation ("ACNielsen") and VNU N.V. ("VNU") on November 5, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 13, 2001. Under the Stockholders Agreement, the signatory stockholders had, among other things, (1) agreed to vote their shares of Media Metrix common stock ("Media Metrix Common Stock") in favor of the merger of Sub with and into Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001, as amended (the "Merger Agreement"), by and among NetRatings, Media Metrix and Sub (collectively the "Parties"), and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Media Metrix Common Stock in favor of the Merger and against any such competing transactions. NetRatings did not have any rights as a stockholder of Media Metrix pursuant to the Stockholders Agreement. On February 18, 2002, the Parties entered into a Mutual Termination Agreement and Release (the "Termination Agreement"), which terminated the Merger Agreement among the Parties, and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a consequence of the termination of the Stockholders Agreement, NetRatings, Sub, NMR, ACN and VNU cease to be Reporting Persons.

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: ACNielsen Corporation
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1454128
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             None
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH               None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON/1/
      None
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

/1/ NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Media Metrix"). The Stockholders Agreement was previously described in the statement on
     Schedule 13D originally filed with the Securities and Exchange Commission by NetRatings, Sub, Nielsen Media Research, Inc. ("NMR"), ACNielsen Corporation ("ACNielsen") and VNU N.V. ("VNU") on November 5, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 13, 2001. Under the Stockholders Agreement, the signatory stockholders had, among other things, (1) agreed to vote their shares of Media Metrix common stock ("Media Metrix Common Stock") in favor of the merger of Sub with and into Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001, as amended (the "Merger Agreement"), by and among NetRatings, Media Metrix and Sub (collectively the "Parties"), and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Media Metrix Common Stock in favor of the Merger and against any such competing transactions. NetRatings did not have any rights as a stockholder of Media Metrix pursuant to the Stockholders Agreement. On February 18, 2002, the Parties entered into a Mutual Termination Agreement and Release (the "Termination Agreement"), which terminated the Merger Agreement among the Parties, and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a consequence of the termination of the Stockholders Agreement, NetRatings, Sub, NMR, ACN and VNU cease to be Reporting Persons.

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: VNU N.V.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             None
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH               None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON/1/
      None
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

/1/. NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma
     Acquisition Corp., LLC ("Sub") entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Media Metrix"). The Stockholders Agreement was previously described in the statement on
     Schedule 13D originally filed with the Securities and Exchange Commission by NetRatings, Sub, Nielsen Media Research, Inc. ("NMR"), ACNielsen Corporation ("ACNielsen") and VNU N.V. ("VNU") on November 5, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 13, 2001. Under the Stockholders Agreement, the signatory stockholders had, among other things, (1) agreed to vote their shares of Media Metrix common stock ("Media Metrix Common Stock") in favor of the merger of Sub with and into Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001, as amended (the "Merger Agreement"), by and among NetRatings, Media Metrix and Sub (collectively the "Parties"), and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Media Metrix Common Stock in favor of the Merger and against any such competing transactions. NetRatings did not have any rights as a stockholder of Media Metrix pursuant to the Stockholders Agreement. On February 18, 2002, the Parties entered into a Mutual Termination Agreement and Release (the "Termination Agreement"), which terminated the Merger Agreement among the Parties, and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a consequence of the termination of the Stockholders Agreement, NetRatings, Sub, NMR, ACN and VNU cease to be Reporting Persons.

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission by NetRatings, Inc. ("NetRatings"), Sonoma Acquisition Corp., LLC ("Sub"), Nielsen Media Research, Inc. ("NMR"), ACNielsen Corporation ("ACNielsen") and VNU N.V. ("VNU") on November 5, 2001; as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 13, 2001 (the "Schedule 13 D"). The Schedule 13D, as amended to date, is further amended only as expressly reported herein, and the Schedule 13D, as amended to date otherwise remains unchanged. All capitalized terms used but not otherwise defined in this Amendment No. 2 to Schedule 13D shall have the meanings assigned to them in the
Schedule 13D as amended to date.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by the addition of the following paragraph immediately after the first paragraph of such Item 3:

     On February 18, 2002, NetRatings, Sub and Jupiter Media Metrix (collectively, the "Parties") entered into a Mutual Termination Agreement and Release (the "Termination Agreement"), which terminated the Merger Agreement (as defined below) and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a consequence of the termination of the Stockholders Agreement, NetRatings, VNU, Sub, ACN and NMR cease to be Reporting Persons.

     The Termination Agreement is incorporated herein by reference to Exhibit
2.1 of NetRatings' Current Report on Form 8-K, dated February 20, 2002.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by the addition of the following paragraph immediately prior to the penultimate paragraph of such item 4, as amended to date:

     As discussed in Item 3 above, on February 18, 2002, the Parties entered into the Termination Agreement, pursuant to which the Parties terminated the Merger Agreement and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement and the Loan and Security Agreement. As a consequence of the termination of the Stockholders Agreement, NetRatings, Sub, VNU, ACN and NMR ceased to be Reporting Persons. As a consequence of the termination of the Merger Agreement effected by the Termination Agreement, the Merger, and the other transactions and events described or referred to in the foregoing paragraphs that were contemplated by the Merger Agreement to occur in connection with the Merger, will not occur thereunder. At the time of the termination of the Loan and Security Agreement effected by the Termination Agreement, no loans or advances had theretofore been made by NetRatings to the Borrower thereunder, the Credit Facility ceased to be available to the Borrower and NetRatings' lien on the Collateral was terminated. Also, as a consequence of the termination of the Stockholders Agreement effected by the Termination Agreement, the agreements of the Stockholders thereunder with respect to the voting of their Shares of Jupiter Media Metrix Common Stock and the Proxy granted by the Stockholders with respect to such Shares, as well as the other agreements of the Stockholders thereunder, were terminated. Accordingly, the Reporting Persons may no longer be deemed to have beneficial ownership over the Stockholders' Shares identified in the table above or any other Shares of the Stockholders.

Item 5.   Interest in Securities of the Issuer.

     Paragraphs (a), (b) and (e) of the Schedule 13D, each as amended to date, are hereby amended and restated in their entirety as follows:

     (a) and (b)

     As discussed in Item 3 above, on February 18, 2002 the Parties entered into the Termination Agreement, pursuant to which the Parties terminated the Merger Agreement and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a result of the Termination Agreement, as of February 18, 2002, NetRatings, Sub, VNU, ACN and NMR ceased to be Reporting Persons and may not be deemed to beneficially own the Shares held by the Stockholders identified in the table above in Item 4 or any other Shares of the Stockholders.

     In addition, John Dimling, a director of NetRatings, and the Chairman, Chief Executive Officer and a director of NMR, and his wife, Marilyn Dimling, jointly beneficially own 10,000 shares of Jupiter Media Metrix Common Stock (the "Dimling Shares"), which constitutes beneficial ownership of less than 0.1% of the issued and outstanding shares of Jupiter Media Metrix Common Stock as of February 18, 2002. Mr. Dimling and his wife share sole voting and dispositive power over the Dimling Shares, and NetRatings, VNU, NMR, ACNielsen and Sub expressly disclaim any beneficial interest in the Dimling Shares. Mrs. Dimling's address is c/o Mr. Dimling at the address provided for him in Item 2 above. Mrs. Dimling is not presently employed. To the best knowledge of the Reporting Persons, Mrs. Dimling has not, in the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Dimling is a citizen of the United States of America.

     Except as set forth in this Schedule 13D, none of the Reporting Persons is, and to the knowledge of the Reporting Persons, no Related Person is, the "beneficial owner," as such term is defined in Rule 13d-3 under the Exchange Act, of any Shares.

     (e)

     As discussed in Item 3 above, on February 18, 2002 the Parties entered into the Termination Agreement, pursuant to which the Parties terminated the Merger Agreement and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a consequence of the termination of the Stockholders Agreement, as of February 18, 2002, NetRatings, Sub, VNU, ACNielsen and NMR ceased to be Reporting Persons and may not be deemed to beneficially own any Shares of Jupiter Media Metrix.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     As discussed in Item 3 above, on February 18, 2002, the Parties entered into the Termination Agreement, pursuant to which the Parties terminated the Merger Agreement and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement and the Loan and Security Agreement.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 Mutual Termination Agreement and Release, dated as of February 18, 2002, by and among NetRatings, Inc., Jupiter Media Metrix, Inc. and Sonoma Acquisition Corp., LLC. (incorporated herein by reference to Exhibit 2.1 of NetRatings' Current Report on Form 8-K, dated February 20, 2002).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2002

                                       NETRATINGS, INC.


                                       By:  /s/ Jack R. Lazar
                                          --------------------------------------
                                          Name: Jack R. Lazar
                                          Title: Executive Vice President of
                                                 Corporate Development,
                                                 Chief Financial Officer and
                                                 Secretary


                                       SONOMA ACQUISITION CORP., LLC


                                       By:  /s/ Jack R. Lazar
                                          --------------------------------------
                                          Name: Jack R. Lazar
                                          Title: Manager


                                       NIELSEN MEDIA RESEARCH, INC.


                                       By:  /s/ Susan D. Whiting
                                          --------------------------------------
                                          Name: Susan D. Whiting
                                          Title: President and Chief Executive
                                                 Officer


                                       ACNIELSEN CORPORATION


                                       By:  /s/ Michael E. Elias
                                          --------------------------------------
                                          Name: Michael E. Elias
                                          Title: Vice President


                                       VNU N.V.


                                       By:  /s/ Michael Conners
                                          --------------------------------------
                                          Name: Michael Conners
                                          Title: Executive Director

                                  EXHIBIT INDEX

Exhibit No.   Exhibit
----------    -------

1. Mutual Termination Agreement and Release, dated as of February 18, 2002, by and among NetRatings, Inc., Jupiter Media Metrix, Inc. and Sonoma Acquisition Corp., LLC. (incorporated herein by reference to Exhibit 2.1 of NetRatings' Current Report on Form 8-K, dated February 20, 2002).

     Schedule 1 of the Schedule 13D is amended and restated in its entirety as follows:

                                   SCHEDULE 1

i. DIRECTORS AND EXECUTIVE OFFICERS OF NETRATINGS -- EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NETRATINGS, INC., 890 HILLVIEW COURT, SUITE 300, MILPITAS, CALIFORNIA 95035, EXCEPT THAT THE BUSINESS ADDRESS OF (I) MESSRS LEONARD, MASTRELLI AND O'SHEA IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003; (II) MESSRS HARKNESS AND DIMLING IS C/O NIELSEN MEDIA RESEARCH, INC. 299 PARK AVENUE, NEW YORK, NEW YORK 10171; (III) MR. GEDDES IS C/O TRANS COSMOS U.S.A., INC., 777 108TH AVENUE N.E., BELLEVUE, WASHINGTON 98004; AND (IV) MR. CONNORS IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CONNECTICUT 06901.

--------------------------------------------------------------------------------------------------------
Name                                   Position with NetRatings               Present Principal
                                                                              Employment, if not Stated
                                                                              at Left
--------------------------------------------------------------------------------------------------------
William Pulver                         President, Chief Operating
                                       Officer and Director

--------------------------------------------------------------------------------------------------------
David A. Norman                        Chairman of the Board                  Private Investor

--------------------------------------------------------------------------------------------------------
Manish Bhatia                          Senior Vice President of
                                       Product Marketing and
                                       Business Development

--------------------------------------------------------------------------------------------------------
George Durney                          Senior Vice President of Sales

--------------------------------------------------------------------------------------------------------
Barbara Jarzab                         Vice President and Chief of
                                       Measurement Science

--------------------------------------------------------------------------------------------------------
Sean Kaldor                            Vice President of Analytics
                                       and Corporate Marketing

--------------------------------------------------------------------------------------------------------
David Muir                             Vice President of Engineering

--------------------------------------------------------------------------------------------------------
Charles E. Leonard                     Director                               Executive Vice President,
                                                                              VNU, Inc.

--------------------------------------------------------------------------------------------------------
Thomas A. Mastrelli                    Director                               Chief Operating Officer,
                                                                              VNU, Inc.

--------------------------------------------------------------------------------------------------------
Daniel O'Shea                          Director                               Chief Information Officer,
                                                                              VNU, Inc.
--------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Name                                    Position with NetRatings              Present Principal
                                                                              Employment, if not Stated
                                                                              at Left

------------------------------------------------------------------------------------------------------------
David H. Harkness                       Director                              Senior Vice President of
                                                                              Planning and Development,
                                                                              Nielsen Media Research, Inc

------------------------------------------------------------------------------------------------------------
John A. Dimling                         Director                              Chairman and Chief Executive
                                                                              Officer, Nielsen Media
                                                                              Research, Inc.

------------------------------------------------------------------------------------------------------------
James J. Geddes                         Director                              Managing Director, Trans
                                                                              Cosmos, U.S.A. Inc.

------------------------------------------------------------------------------------------------------------
Michael P. Connors                      Director                              Vice Chairman,
                                                                              ACNielsen Corporation

------------------------------------------------------------------------------------------------------------
Arthur F. Kingsbury                     Director                              Private Investor

------------------------------------------------------------------------------------------------------------
D. Scott Mercer                         Director                              Vice President and Chief
                                                                              Financial Officer, TeraLogic,
                                                                              Inc.

------------------------------------------------------------------------------------------------------------
Jack R. Lazar                           Executive Vice President of
                                        Corporate Development, Chief
                                        Financial Officer, and
                                        Secretary

------------------------------------------------------------------------------------------------------------

ii. MANAGING MEMBERS OF SONOMA ACQUISISTION CORP., LLC -- EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NETRATINGS, INC., 890 HILLVIEW COURT, SUITE 300, MILPITAS, CALIFORNIA 95035.

------------------------------------------------------------------------------------------------------------
Name                                    Position with Sonoma                  Present Principal
                                        Acquisition Corp., LLC                Employment, if not Stated
                                                                              at Left

------------------------------------------------------------------------------------------------------------
Jack R. Lazar                           Managing Member                       Executive Vice President of
                                                                              Corporate Development, Chief
                                                                              Financial Officer, and
                                                                              Secretary, NetRatings, Inc.

------------------------------------------------------------------------------------------------------------
Jason L. Gray                           Managing Member                       General Counsel, NetRatings,
                                                                              Inc.

------------------------------------------------------------------------------------------------------------

iii. DIRECTORS AND EXECUTIVE OFFICERS OF NMR - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NIELSEN MEDIA RESEARCH, INC., 299 PARK AVENUE, NEW YORK, NEW YORK 10171 EXCEPT THAT THE BUSINESS ADDRESS OF MESSRS. HOBBS AND MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

-------------------------------------------------------------------------------------------------------------
Name                                    Position with NMR                      Present Principal
                                                                               Employment, if not Stated
                                                                               at Left

-------------------------------------------------------------------------------------------------------------
John A. Dimling                         Chairman and Chief Executive
                                        Officer; Director

-------------------------------------------------------------------------------------------------------------
Thomas A. Mastrelli                     Director                               Chief Operating Officer,
                                                                               VNU, Inc.

-------------------------------------------------------------------------------------------------------------
Gerald S. Hobbs                         Director                               Chairman of the Board of
                                                                               Directors and Chief Executive
                                                                               Officer, VNU, Inc.

-------------------------------------------------------------------------------------------------------------
James O'Hara                            Senior Vice President and
                                        Chief Financial Officer

-------------------------------------------------------------------------------------------------------------
Anita M. Rubino                         Senior Vice President and
                                        Chief Human Resources Officer

-------------------------------------------------------------------------------------------------------------
John A. Loftus                          Senior Vice President and
                                        Chief Communications Officer

-------------------------------------------------------------------------------------------------------------
Susan Whiting                           President and Chief Operating
                                        Officer

-------------------------------------------------------------------------------------------------------------

iv. DIRECTORS AND EXECUTIVE OFFICERS OF ACNIELSEN - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CT 06901, EXCEPT THAT THE BUSINESS ADDRESS OF THOMAS A. MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

-------------------------------------------------------------------------------------------------------------
Name                                    Position with NMR                     Present Principal
                                                                              Employment, if not Stated
                                                                              at Left

-------------------------------------------------------------------------------------------------------------
Thomas A. Mastrelli                     Director                              Chief Operating Officer,
                                                                              VNU, Inc.

-------------------------------------------------------------------------------------------------------------
Michael P. Connors                      Vice Chairman                         Chairman and Chief Executive
                                                                              Officer of VNU Media and
                                                                              Information Group (a division
                                                                              of VNU N.V.)

-------------------------------------------------------------------------------------------------------------
Robert J. Chrenc                        Chief Administrative Officer

-------------------------------------------------------------------------------------------------------------
Earl H. Doppelt                         Executive Vice President and          Executive Vice President and
                                        General Counsel                       Chief Legal Officer of VNU,
                                                                              Inc.

-------------------------------------------------------------------------------------------------------------

v. DIRECTORS AND EXECUTIVE OFFICERS OF VNU - EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE NETHERLANDS. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O VNU N.V., CEYLONPOORT 5-25, 2037 AA HAARLEM, P.O. BOX 1, 2000MA HAARLEM, THE NETHERLANDS EXCEPT THAT BUSINESS ADDRESS OF MR. HOBBS IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003 AND THE BUSINESS ADDRESS OF MR. CONNORS IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CONNECTICUT 06901.

-------------------------------------------------------------------------------------------------------------
                                                                              Present Principal
                                                                              Employment, if not Stated
Name                                    Position with VNU                     at Left

-------------------------------------------------------------------------------------------------------------
Piet A.W. Roef                          Chairman of the Supervisory
                                        Board

-------------------------------------------------------------------------------------------------------------
Aad G. Jacobs                           Vice Chairman of the
                                        Supervisory Board

-------------------------------------------------------------------------------------------------------------
Peter J. van Dun                        Supervisory Director

-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                              Present Principal
                                                                              Employment, if not Stated
Name                                    Position with VNU                     at Left

-------------------------------------------------------------------------------------------------------------
Frank L.V. Meysman                      Supervisory Director                  Director and Executive Vice
(citizen of Belgium)                                                          President of Sara Lee
                                                                              Corporation, Chicago, Illinois
                                                                              (consumer products)

-------------------------------------------------------------------------------------------------------------
Lien M.W.M. Vos-van Gortel              Supervisory Director                  Member, Council of State
                                                                              (The Netherlands)

-------------------------------------------------------------------------------------------------------------
Joep L. Brentjens                       Supervisory Director

-------------------------------------------------------------------------------------------------------------
Peter A.F.W. Elverding                  Supervisory Director

-------------------------------------------------------------------------------------------------------------
Rob F. van den Bergh                    Chairman of the Executive
                                        Board of Directors and
                                        Chief Executive Officer

-------------------------------------------------------------------------------------------------------------
Frans J.G.M. Cremers                    Executive Director and
                                        Chief Financial Officer

-------------------------------------------------------------------------------------------------------------
Gerald S. Hobbs (citizen of USA)        Executive Director

-------------------------------------------------------------------------------------------------------------
Michael P. Connors                      Executive Director                    Vice Chairman of ACNielsen
(citizen of USA)                                                              Corporation and Chairman and
                                                                              Chief Executive Officer of
                                                                              VNU Media and Information
                                                                              Group (a division of VNU.
                                                                              N.V.)

-------------------------------------------------------------------------------------------------------------